VIA EDGAR

September 1, 2011

Mr. Paul Cline

Mr. William Schroeder

Untied States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

CIB Marine Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 25, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 13, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 12, 2011

File No. 000-24149

Dear Messrs. Cline & Schroeder:

On behalf of CIB Marine Bancshares, Inc. (“CIBM”), this letter is to confirm our understanding based on recent conversations that CIBM has received an extension to respond to the August 29, 2011 letter from the SEC. CIBM will respond to the letter on or before Friday, September 30, 2011.  CIBM requires this additional time to prepare the requested information and to coordinate its response with its independent registered public accounting firm.

Please contact me at (262) 695-6010 if you have any questions.

Respectfully,

/s/ Daniel J. Rasmussen

Daniel J. Rasmussen

General Counsel & Secretary

“Community Banking – The Way It Used To Be”

Phone: (262) 695-6010 • Fax: (262) 695-6014

1930 West Bluemound Road • Suite D • Waukesha, WI 53186